United States securities and exchange commission logo





                 June 6, 2023

       Robert Ravnaas
       Chief Executive Officer
       Kimbell Royalty Partners, LP
       777 Taylor Street, Suite 810
       Fort Worth, TX 76102

                                                        Re: Kimbell Royalty
Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed May 31, 2023
                                                            File No. 333-272307

       Dear Robert Ravnaas:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal
       Branch Chief, at (202) 551-3314 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jason Rocha